

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Alon Seri-Levy, Ph.D.
Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir St.
Weizmann Science Park
Ness Ziona, 7403648, Israel

      Re: Sol-Gel Technologies Ltd.
          Registration Statement on Form F-1
          Filed March 10, 2023
          File No. 333-270478

Dear Alon Seri-Levy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Salvatore Vanchieri, Esq.